

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2020

Jeffrey L. Ritenour
Executive Vice President and Chief Financial Officer
Devon Energy Corporation
333 West Sheridan Avenue
Oklahoma City, Oklahoma 73102-5015

      Re: Devon Energy Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2019
          Filed February 19, 2020
          File No. 001-32318

Dear Mr. Ritenour:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Business and Properties
Proved Reserves, page 8

1.   To the extent that you disclose material additions to your proved reserves, expand your disclosure to provide a general discussion of the technologies used to establish the appropriate level of certainty for your reserves estimates. Refer to Item 1202(a)(6) of Regulation S-K.

Notes to Consolidated Financial Statements
Note 21-Supplemental Information on Oil and Gas Operations (Unaudited)
Proved Reserves, page 96

2.   The explanation for the changes that occurred in total proved reserves indicates that a portion of the change attributed to extensions and discoveries for fiscal 2018 and 2017

was the result of infill drilling. Refer to subparagraphs (a) and (d) of FASB ASC 932-235-50-5 and tell us your rationale for classifying reserves resulting from drilling an infill well as an extension.

3.   The change in the total net quantities of proved reserves attributed to extensions and discoveries appears to be significantly greater than the corresponding change in the net quantities of proved undeveloped reserves for each of the last three fiscal years presented, e.g. a difference of 71 MMBoe or 44% between the 160 MMBoe change attributed to total proved reserves and the 89 MMboe change attributed to proved undeveloped reserves for the period ending December 31, 2019. Expand the discussion of the significant changes that occurred in your total proved reserves attributed to extensions and discoveries to explain the reason(s) for these differences. Refer to FASB ASC 932-235-50-5.

Proved Undeveloped Reserves, page 97

4.   Expand the discussion of the changes that occurred in your proved undeveloped reserves to include an explanation of the material change due to revisions other than price. Your explanation should address the overall change for the line item by separately identifying and quantifying the net amount attributable to each factor that contributed to the change, including offsetting factors, so that the change in net proved undeveloped reserves between periods is fully reconciled.

In particular, disclosure relating to revisions in previous estimates for reasons other than price should identify such individual underlying factors as changes caused by well performance, improved recovery, or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to the disclosure requirements in Item 1203(b) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comments. Please contact Craig Arakawa, Branch Chief, at (202) 551-3650 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation